Morgan Stanley Tangible Asset  Fund L.P.

June 1998
Monthly Report

Morgan Stanley Tangible Asset Fund L.P.
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded. Also provided is the inception-to-date return for the Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     Year           Return
     1998 (6 months)                     -16.1%

Inception-to-Date Return:                     -16.1%

Demeter Management Corporation
Two World Trade Center, 62nd Floor
New York, NY  10048
Telephone (212) 392-8899

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report
June 1998

Dear Limited Partner:

This report summarizes the performance and trading activity for the Morgan Stanley Tangible Asset Fund L.P. during June.
The Net Asset Value per Unit as of June 30, 1998 was $8.39, down 3.23% for the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York, NY 10048, or your
Dean Witter Financial Advisors.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner

Morgan Stanley Tangible Asset Fund L.P.
Monthly Report of the Trading Manager
June 1998

The abundant U.S. (and global) crude oil and product inventories continued to pressure the energy markets in June, despite announcements during the month of additional production cuts to be made under the combined effort of both OPEC members and certain non-OPEC producers. While these pledges aim to restore the global supply and demand balance, the market has remained skeptical as it awaits further signs that such cuts will be honored and will be sufficient to absorb the current over-supply. These production cutbacks, scheduled to have begun on July 1, combined with the robust seasonal demand for gasoline, could provide an improving fundamental situation for energy in the second half of the year.

While the underlying market structure that drives the price of petroleum tends to be more complex than many other traditional commodity markets, the most recent actions by the world's key producers highlights the power of supply and demand dynamics in response to the economic implications of its pricing mechanism. Low prices have begun to significantly impair the economic health of many oil-
exporting countries, particularly in the Middle East. Kuwait, which prior to the Gulf War was regarded by many as one of the richest nations in the world, has recently projected a budget deficit of $6.6 billion in the 1998/1999 fiscal year as a result of lower oil prices; Kuwait's expectation at the start of the year was for a budget surplus. Iran is experiencing food shortages and political unrest as a result of the oil price collapse. According to Morgan Stanley Dean Witter's Equity Research Global Energy Group,

     OPEC's  collective  current  account  will  be  in
     deficit  by  an estimated $50 billion, before  any
     spending  cuts, which compares with a $10  billion
     surplus in 1997.  This compares with a $60 billion
     deficit during the Gulf War in 1991, which created
     significant   social,  economic,   and   political
     concerns throughout the cartel. These conditions are typically only remedied by the decisive action of the leaders of government to execute the needed production cuts.

Non-OPEC oil producing nations such as Argentina, Mexico, Norway and Russia are experiencing severe revenue cuts which threaten their economic health. The market has created clear incentives for producers to take the necessary steps to increase the price of crude oil.

Other markets were mixed for the month of June. Grain prices generally moved higher over weather concerns that challenged the USDA's optimistic projections for 1998 U.S. production, while base metals continued to move lower as Asia's problems refused to dissipate.

We appreciate your continued investment in the Morgan Stanley Tangible Asset Fund L.P., particularly through this period of difficult performance. While these difficult conditions may continue over the short-term, we firmly believe that commodities will continue to provide the long-term risk/return profile and portfolio diversification benefits that they have historically provided.

Morgan Stanley Commodities Management Inc.

Note: Investors are cautioned that past results are not necessarily indicative of futures results

Morgan Stanley Tangible Asset Fund L.P.
Statement of Operations
For the Month Ended June 30, 1998
(Unaudited)
                                     Percent of May 31, 1998
                         Amount      Net Asset Value
                         $           %
REVENUES
Trading Profit (Loss):
  Realized               (1,472,136)  (4.16)
  Net change in unrealized               422,840    1.19

  Total Trading Results  (1,049,296)  (2.97)
Interest Income (MS & Co.)               115,741      .33

  Total Revenues           (933,555)  (2.64)

EXPENSES
Brokerage fee (MS & Co. and MSIL)        107,741      .30
Management fee (MSCM)          73,795                 .21
Service fee (Demeter)          29,518                 .08

  Total Expenses             211,054     .59

NET LOSS                 (1,144,609)  (3.23)




Statement of Changes in Net Asset Value
For the Month Ended June 30, 1998
(Unaudited)
Percent of
May 31, 1998
                         Amount      Per Unit
Net Asset Value
                         $           $
$
Net Asset Value,
May 31, 1998
(4,085,156.284 Units)    35,421,681  8.67
100.00

Net Loss                  (1,144,609)             (.28)
(3.23)

Redemptions
(22,663.874 Units)            (190,150)           8.39
(.54)

Net Asset Value,
June 30, 1998
(4,062,492.410 Units)    34,086,922  8.39
96.23


The accompanying notes are an integral part of these financial statements.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Tangible Asset Fund L.P. (the "Partnership") is a limited partnership organized to engage primarily in speculative trading of futures contracts in metals, energy and agricultural markets. The general partner for the Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"), (collectively, the "Commodity Brokers"). The trading advisor is Morgan Stanley Commodities Management, Inc. ("MSCM"). MSCM, the Commodity Brokers and Demeter are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - MS & Co. will credit the Partnership at each month-end with interest income as if 80% of the Partnership's average daily Net Assets for the month were invested at a rate based on U.S. Treasury Bills. For purpose of such interest payments, Net Assets do not include monies due to the Partnership on or with respect to futures interests but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs -
Brokerage fees are accrued at a monthly rate of 1/12 of 3.65% of the Net Assets, as defined, as of the first day of each month (a 3.65% annual rate). Such fees are for all costs of executing trades by the Partnership, including exchange fees, clearing house fees, NFA fees, "give-ups" or transfer fees and any costs associated with taking delivery of commodities.

Service Fee - The Partnership will pay Demeter a monthly service fee equal to 1/12 of 1% per month (a 1% annual rate) of the Partnership's Net Assets, as defined, as of the first day of each month.

Operating Expenses - The Partnership incurs monthly management fees and may incur incentive fees as described in
Note 2.  All administrative expenses are borne by Demeter.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Offering of Units - The Partnership, Demeter, MSCM and Dean
Witter Reynolds, Inc. ("DWR") have now agreed to extend the Offering Period for those Units already registered with the SEC but still unsold, until no later than October 16, 1998.
Subject to approval, the Units remaining unsold are being offered to the public at a price equal to 100% of the Net
Asset Value as of the close of business on the last day of the month, immediately preceding the closings currently scheduled to be held on August 3, 1998 and September 1, 1998.

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Continued)

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit effective as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the last day of the eleventh month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the eleventh month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value per Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. Limited Partners who obtained their units via an exchange from another DWR-sponsored commodity pool are not subject to the six month holding period or the redemption charges.

Dissolution of the Partnership - The Partnership will terminate on December 31, 2027 or at an earlier date if certain conditions occur as defined in the Partnership's
Limited Partnership Agreement.

2.  Related Party Transactions

The Partnership pays brokerage commissions to the Commodity Brokers and a service fee to Demeter as described in Note 1. The Partnership's cash is on deposit with MS & Co. and MSIL in commodity trading accounts to meet margin requirements as needed. MS & Co. pays interest on these funds as described in Note 1.

Compensation to the Trading Advisor by the Partnership consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/24 of 1% of the Net Assets on the first day of each month (a 2.5% annual rate).

Incentive Fee - The Partnership will pay an annual incentive fee equal to 20% of the "Trading Profits" as defined as of the end of each calendar year. Such incentive fee is accrued in each month in which "Trading Profits" occur. In those months in which "Trading Profits" are negative, previous accruals, if any, during the incentive period will be reduced. Any accrued incentive fees with respect to Units redeemed at the end of a month that is not the end of a calendar year will be deducted and paid to the Trading Advisor at the time of such redemption.

3.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain

Morgan Stanley Tangible Asset Fund L.P.
Notes to Financial Statements-(Concluded)

trading advisors on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.